SILVER WHEATON CORP. ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2008 March 24, 2009 Suite 3150, 666 Burrard Street Vancouver, B.C. V6C 2X8

SILVER WHEATON CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward-looking statements and forward-looking information is based on reasonable assumptions that have been made by the Corporation as at the date such statements are made. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Offering as well as the Corporation’s expected financial and operational performance and may not be appropriate for other purposes. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. The high, low and closing noon spot rates for the United States dollar in terms of Canadian dollars for each of the three years in the period ended December 31, 2008, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2008	2007	2006
High	C$1.2969	C$1.1853	C$1.1726
Low	0.9719	0.9170	1.0990
Closing	1.2112	0.9801	1.1599

On March 24, 2009, the noon spot rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2262.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2008, as quoted on the London Bullion Market Association, were as follows:

	Year ended December 31
	2008	2007	2006
High	20.92	$15.82	$14.94
Low	8.88	11.67	8.83
Average	14.99	13.38	11.55
Closing	10.79	14.76	12.90

On March 24, 2009, the closing fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $13.51.

CORPORATE STRUCTURE

Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. (“Silver Wheaton” or the “Corporation”) was continued under the Business Corporations Act (Ontario).

The Corporation’s head office is located at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Corporation’s active subsidiaries are Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned and is governed by the laws of the Cayman Islands, and Silver Wheaton Luxembourg S.a.r.l. which is wholly-owned by Silver Wheaton Caymans and is governed by the laws of Luxembourg. As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Corporation” means Silver Wheaton Corp., Silver Wheaton (Caymans) Ltd. and Silver Wheaton Luxembourg S.a.r.l.

SILVER WHEATON AND ITS PRINCIPAL SUBSIDIARIES

GENERAL DEVELOPMENT OF THE BUSINESS

Luismin Transaction

On October 15, 2004, Silver Wheaton Caymons entered into a silver purchase contract (the “Luismin Silver Purchase Contract”) with Goldcorp Inc. (“Goldcorp”) (formerly Wheaton River Minerals Ltd.),  and Goldcorp Trading (Barbados) Limited (“Goldcorp Trading”) (formerly Wheaton Trading (Caymans) Ltd.), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver, for a period of 25 years, produced by Luismin, S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of Goldcorp, from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district (collectively, the “San Dimas Mines”), the San Martin mine (recently sold by Goldcorp; however, silver is still required to be delivered to the Corporation by Goldcorp in an amount equal to the silver sales from such mine), the Nukay mine and the Los Filos mine (the “Los Filos Mine”, and with the San  Dimas  Mines, the San  Martin  mine and  the  Nukay  mine collectively  referred  to  herein as the “Luismin

Mines”) for an upfront payment of C$46 million in cash and 108 million common shares of the Corporation (generally referred to herein as the “Common Shares”), plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an inflationary price adjustment after October 15, 2007; the inflationary price adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Luismin Transaction”).

On March 30, 2006, the Corporation and Goldcorp amended the Luismin Silver Purchase Contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, the Corporation issued to Goldcorp 18 million Common Shares, representing approximately 9.8% of the then outstanding Common Shares, and a $20 million one year non-interest bearing promissory note, which was paid in full on March 29, 2007.

See “Description of the Business – Luismin Mines, Mexico” for details regarding the Luismin Mines.

Zinkgruvan Transaction

On December 8, 2004, Silver Wheaton Caymans entered into a silver purchase contract (the “Zinkgruvan Silver Purchase Contract”) with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan”), a wholly-owned subsidiary of Lundin, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver produced by Zinkgruvan from its mine in Sweden (the “Zinkgruvan Mine”) over its entire mine life for an upfront cash payment of $50 million in cash, 6 million Common Shares and 30 million Silver Wheaton common share purchase warrants (TSX: SLW.WT), plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an inflationary price adjustment after December 8, 2007; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after December 8, 2007); and (b) the then prevailing market price per ounce of silver.

Yauliyacu Transaction

On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase contract (the “Yauliyacu Silver Purchase Contract”) with Glencore International AG (“Glencore”) and Anani Investments Ltd., a wholly-owned subsidiary of Glencore, pursuant to which Silver Wheaton Caymans agreed to purchase up to 4.75 million ounces of silver produced per year (with the provision for exceeding this amount in the event that less is delivered in any year under the Yauliyacu Silver Purchase Contract), for a period of 20 years, based on production from Glencore’s Yauliyacu mining operations in Perú (the “Yauliyacu Mine”), for an upfront cash payment of $285 million, plus a payment equal to $3.90 per ounce of silver delivered under the contract (subject to an inflationary price adjustment after March 23, 2009; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 1.0% to be compounded annually after March 23, 2009). In the event that silver produced at the Yauliyacu Mine in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton Caymans in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the Yauliyacu Silver Purchase Contract in five year increments, on substantially the same terms as the existing contract, subject primarily to an adjustment related to silver price expectations at the time.

See “Description of the Business – Yauliyacu Mine, Perú” for details regarding the Yauliyacu Mine.

Stratoni Transaction

On April 23, 2007, Silver Wheaton Caymans entered into a silver purchase contract (the “Stratoni Silver Purchase Contract”) with European Goldfields Limited (“European Goldfields”) and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which the Corporation agreed to purchase 100% of the payable silver  produced by  Hellas  Gold  from  the  Stratoni  mine  (the “Stratoni Mine”)  located  in

Greece over its entire mine life, for an upfront cash payment of $57.5 million, plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment of 1% per annum after April 23, 2010); and (b) the then prevailing market price per ounce of silver. During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields.

Peñasquito Transaction

On July 24, 2007, Silver Wheaton Caymans entered into a silver purchase contract (the “Peñasquito Silver Purchase Contract”) with Goldcorp and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito Mine located in Mexico (the “Peñasquito Mine”) over its entire mine life, for an upfront cash payment of $485 million, plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment equal to 50% of the percentage increase in the United States consumer price index, subject to a maximum adjustment of 1.65% and a minimum adjustment of 0.4% per annum three years after commercial production commences and every December 31st thereafter); and (b) the then prevailing market price per ounce of silver. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates.

See “Description of the Business – Peñasquito Mine, Mexico” for details regarding the Peñasquito Mine.

Mineral Park Transaction

On March 17, 2008, Silver Wheaton Caymans entered into a silver purchase contract (the “Mineral Park Silver Purchase Contract”) with Mercator Minerals Ltd. (“Mercator”) and Mercator Minerals (Barbados) Ltd., a wholly-owned subsidiary of Mercator, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $42 million in order to acquire 100% of the payable silver produced by the Mineral Park mine in the United States (the “Mineral Park Mine”), over its entire mine-life, for the lesser of $3.90 (subject to a 1% annual adjustment beginning three years after a minimum production level has been met) and the prevailing market price per ounce of delivered silver. Mercator has guaranteed that the Mineral Park Mine will attain a minimum production level by a certain date.

In addition to an SX/EW copper leach operation, the Mineral Park Mine consists of a milling operation that produces copper-silver and molybdenum concentrates.

Campo Morado Transaction

On May 13, 2008, Silver Wheaton Caymans entered into a silver purchase contract (the “Campo Morado Silver Purchase Contract”) with Farallon Resources Ltd. (“Farallon”) and Farallon Resources (Barbados) Ltd., a wholly-owned subsidiary of Farallon, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $80 million in order to acquire 75% of payable silver produced by the Campo Morado property in Mexico (the “Campo Morado Mine”), over its entire mine-life, for the lesser of $3.90 (subject to a 1% annual adjustment beginning in year four after production commences) and the prevailing market price per ounce of delivered silver. The upfront payment was made on a drawdown basis to fund ongoing capital expenditures at the Campo Morado Mine. Silver Wheaton Caymans received a right of first refusal over any future silver stream involving Farallon. Campo Morado is an underground high grade polymetallic mine with a mill throughput capacity of 1,500 tonnes per day.

La Negra Transaction

On June 2, 2008, Silver Wheaton Caymans entered into a silver purchase contract (the “La Negra Silver Purchase Contract”) with Aurcana Corporation (“Aurcana”) and Cane Silver Inc., a wholly-owned subsidiary of Aurcana, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $25 million in order to acquire 50% of the payable silver produced by the La Negra mine in Queretaro State, Mexico (the “La Negra Mine”), over its entire mine-life, for the lesser of $3.90 (subject to a 1% annual adjustment beginning in year four after production commences) and the prevailing market price per ounce of delivered silver. Aurcana has also granted to Silver Wheaton Caymans a right of first offer to purchase an amount of silver to be mutually agreed upon to be produced from its Shafter Silver Mine located in Texas, United States once Aurcana has delivered to Silver Wheaton Caymans a preliminary feasibility study pertaining to the Shafter Silver Mine. The La Negra Mine is a 1,000 tonne per day polymetallic mine originally discovered, developed and operated for thirty years by Pénoles S.A. de C.V.

Keno Hill Transaction

On October 2, 2008, the Corporation entered into a silver purchase contract (the “Keno Hill Silver Purchase Contract”) with Alexco Resources Corp. (“Alexco”) and Elsa Reclamation & Development Company Ltd. and Alexco Resource Canada Corp., each of which are wholly-owned subsidiaries of Alexco, pursuant to which the Corporation agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced by the Keno Hill project in the Yukon Territory, Canada (the “Keno Hill Project”), over its entire mine-life, for the lesser of $3.90 (subject to a 1% annual adjustment beginning in year four after the achievement of specific operating targets) and the prevailing market price per ounce of delivered silver. The upfront payment will be made in several tranches, with a total payment of $15 million to fund ongoing underground development made upon the satisfaction of certain conditions, and the remaining $35 million payment to fund mill construction and mine development costs made on a drawdown basis, upon the satisfaction of certain additional requirements, including the receipt of operating permits. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates.  Keno Hill is historically one of the highest grade and most prolific silver producing districts in the world and Alexco is currently advancing the high grade silver-lead-zinc Bellekeno mine to production.

Acquisition of Silverstone Resources Corp.

On March 12, 2009, the Corporation announced that it had entered into a definitive agreement with Silverstone Resources Corp. pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone on the basis of each common share of Silverstone being exchanged for 0.185 of a Common Share resulting in the issuance of approximately 23 million Common Shares. The Silverstone transaction is subject to the approval of Silverstone shareholders and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents.  At the time of the announcement, the total value of the transaction was estimated to be approximately Cdn$190 million, on a fully diluted basis.

Long-Term Investments

At December 31, 2008, the Corporation held long-term investments with a market value of $21.8 million.

Bear Creek Mining Corporation

During 2008, Silver Wheaton acquired, by way of private placement, 770,000 common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) at a price of Cdn$5.10 per share, for total consideration of $3.9 million. As a result, at December 31, 2008, Silver Wheaton owned 8,916,505 common shares and warrants exercisable to acquire an additional 485,000 common shares, representing approximately 16% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2008, the fair value of the Corporation’s investment in Bear Creek was $10.8 million.

Revett Minerals Inc.

At December 31, 2008, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17% of the outstanding shares of Revett Minerals Inc. (TSX: RVM) (“Revett”) on an undiluted basis. At December 31, 2008, the fair value of the Corporation’s investment in Revett was $0.6 million.

Sabina Silver Corporation

At December 31, 2008, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 11% of the outstanding shares of Sabina Silver Corporation (TSXV: SBB) (“Sabina”) on an undiluted basis. At December 31, 2008, the fair value of the Corporation’s investment in Sabina was $3.6 million.

Mines Management, Inc.

At December 31, 2008, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management, Inc. (AMEX: MGN, TSX: MGT) (“Mines Management”) on an undiluted basis. At December 31, 2008, the fair value of the Corporation’s investment in Mines Management was $3.2 million.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is the largest silver streaming company in the world. The Corporation is actively pursuing further growth opportunities, primarily by way of entering into long-term silver purchase contracts. There is no assurance that any such investigations or negotiations will result in the acquisition of additional silver production.

Principal Product

The Corporation’s principal product is silver that it has agreed to purchase pursuant to the Luismin Silver Purchase Contract, the Zinkgruvan Silver Purchase Contract, the Yauliyacu Silver Purchase Contract, the Stratoni Silver Purchase Contract, the Peñasquito Silver Purchase Contract, the Mineral Park Silver Purchase Contract, the Campo Morado Silver Purchase Contract, the La Negra Silver Purchase Contract and the Keno Hill Silver Purchase Contract. There is a worldwide silver market into which the Corporation can sell the silver purchased under the silver purchase contracts and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires from the Luismin, Yauliyacu, Peñasquito,  La Negra and Campo Morado mines and, in the future, the Mineral Park and Keno Hill projects. The silver in concentrate from the Zinkgruvan Mine and the Stratoni Mine is purchased from Silver Wheaton by various smelters and offtakers at the worldwide market price for silver.

Competitive Conditions

The Corporation  is the largest silver streaming company in the world. The ability of the Corporation to acquire additional silver in the future will depend on its ability to select suitable properties and enter into similar silver purchase contracts.

Operations

Raw Materials

The Corporation purchases silver from the Luismin Mines in Mexico, the Zinkgruvan Mine in Sweden, the Yauliyacu Mine in Peru and the Peñasquito Mine in Mexico for the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment equal to 50% of the percentage increase in the United States consumer price index, subject to a maximum adjustment of 1.65% and a minimum adjustment of 0.4% per annum after October 15, 2007 with respect to the Luismin Mines, after December 8, 2007 with respect to the Zinkgruvan Mine, after March 23, 2009 with respect to the Yauliyacu Mine and three years after commercial production commences and every December 31st thereafter with respect to the Peñasquito Mine) and the then prevailing market price per ounce of silver. The Corporation also purchases silver from the Stratoni Mine in Greece, the La Negra Mine in Mexico and will purchase silver from the Mineral Park Mine in Arizona and the Campo Morado Mine in Mexico, in each case for the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment of 1% per annum after April 23, 2010 with respect to the Stratoni Mine, after October 1, 2011 with respect to the La Negra Mine, three years after a minimum target rate of 35,000 tons of ore per day has been achieved for a 30-day consecutive period in the case of the Mineral Park Mine and after April 1, 2012 with respect to the Campo Morado Mine) and the then prevailing market price per ounce of silver.  The Corporation also purchases silver from the Yauliyacu Mine in Perú for $3.90 per ounce of silver (subject to an annual inflationary adjustment equal to 50% of the percentage increase in the United States consumer price index, subject to a miximum adjustment of 1.65% and a minimum adjustment of 1% per annum after March 23, 2009).

Employees

Currently, the Corporation has 22 employees. Certain administrative services were provided to the Corporation pursuant to an administration services agreement (the “Services Agreement”) entered into with Goldcorp on October 15, 2004 pursuant to which the Corporation had agreed to reimburse Goldcorp for such services. Under the Services Agreement, the Corporation paid a monthly fee to Goldcorp based on actual costs incurred by Goldcorp on behalf of Silver Wheaton, including employee compensation costs and other miscellaneous expenses. The Services Agreement expired on October 20, 2008. Effective October 20, 2008, Silver Wheaton is independently managing its administrative processes and has eliminated any reliance on Goldcorp.

Foreign Interests

The Corporation currently purchases or expects to be purchasing all of the payable silver from the Luismin Mines, the Campo Morado Mine and the La Negra Mine in Mexico, the Stratoni Mine in Greece and the Mineral Park Mine in the United States, all of the payable silver contained in lead concentrate from the Zinkgruvan Mine in Sweden, 25% of all of the payable silver from the Peñasquito Mine in Mexico, and up to 4.75 million ounces of silver per year based on production from the Yauliyacu Mine in Perú. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. The Corporation may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks relating to the Mining Operations — International Interests”.

Risk Factors

The operations of the Corporation are speculative due to the nature of its business which is the purchase of silver production from producing mining companies. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The risks described herein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Corporation

Subject to Same Risk Factors as the Luismin, Yauliyacu, Peñasquito, Zinkgruvan, Stratoni, Mineral Park, La Negra Mines and Camp Morado Mines and the Keno Hill Projects

To the extent that they relate to the production of silver from, or the continued operation of, the Luismin Mines, the Yauliyacu Mine, the Peñasquito Mine, the Zinkgruvan Mine, the Stratoni Mine, the Mineral Park Mine, the La Negra Mine, the Campo Morado Mine or the Keno Hill Project (collectively, the “Mining Operations”), the Corporation will be subject to the risk factors applicable to the operators of such mines or projects, as set forth below under “Risks relating to the Mining Operations”.

Commodity Prices

The price of the Common Shares and the Corporation’s financial results may be significantly adversely affected by a decline in the price of silver. The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Corporation’s control, including but not limited to, the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to certain inflationary price adjustments), the price at which the Corporation can purchase silver from the Luismin Mines, the Zinkgruvan Mine, the Stratoni Mine, the Mineral Park Mine, the La Negra Mine, the Peñasquito Mine, the Campo Morado Mine and the Keno Hill Project will be the then prevailing market price per ounce of silver while the price at which the Corporation can purchase silver from the Yauliyacu Mine will be $3.90, in which case the Corporation will not generate positive cash flow or earnings.

No Control Over Mining Operations

The Corporation has agreed to purchase 100% of all of the payable silver produced by the Luismin Mines and the Mineral Park Mine, 100% of all of the payable silver contained in concentrate produced by the Zinkgruvan Mine and the Stratoni Mine, 100% of the payable silver, up to 4.75 million ounces of silver per year, based  on  production from  the Yauliyacu Mine,  75% of  the payable silver  produced from  the Campo Morado

Mine, 50% of the payable silver produced from the La Negra Mine and 25% of the payable silver produced from the Peñasquito Mine and the Keno Hill Project. The Corporation has no contractual rights relating to the operations of the Mining Operations. The Corporation will not be entitled to any material compensation if the Mining Operations do not meet their forecasted silver production targets in any specified period or if the Mining Operations shut down or discontinue their operations on a temporary or permanent basis. In the case of the Peñasquito Mine, the Mineral Park Mine, the Campo Morado Mine and the Keno Hill Project, they may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the silver production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations.

Silver Sales from the Luismin Mines Account for a Substantial Portion of the Corporation’s Net Earnings

The silver sales from the Luismin Mines currently account for a substantial portion of the Corporation’s net earnings. As a result, any significant disruptions at the Luismin Mines could have a material adverse effect on the Corporation’s net earnings.

Operating Model Risk

The Corporation is not directly involved in the ownership or operation of mines. The silver purchase agreements that the Corporation has entered into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements the Corporation acquires silver production at a fixed cost. As a result of the Corporation’s operating model, the cash flow of the Corporation is dependent upon the activities of third parties which creates the risk that at any time those third parties may (a) have business interests or targets that are inconsistent with those of the Corporation, (b) take action contrary to the Corporation’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Corporation, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the silver purchase agreements. In addition, the termination of one or more of the Corporation’s silver purchase agreements with such third parties could have a material adverse effect on the results of operations or financial condition of the Corporation.

Silver Produced as a By-Product

Silver is produced as a by-product metal at all operations with which the Corporation has silver purchase agreements, therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Acquisition Strategy

As part of the Corporation’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation.0

Market Price of the Common Shares and the Common Share Purchase Warrants

The Common Shares are listed and posted for trading on the TSX and on the NYSE and the Corporation’s four series of common share purchase warrants are listed and posted for trading on the TSX. An investment in the Corporation’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares and the Corporation’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver prices or in the Corporation’s financial condition or results of operations as reflected in its quarterly earnings reports.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Corporation is subject to counterparty risk and liquidity risk. The Corporation is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Corporation’s cash; (ii) through companies that have payables to the Corporation, including concentrate customers; (iii) through the Corporation’s insurance providers; and (iv) through the Corporation’s lenders. The Corporation is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Income Taxes

A substantial part of the Corporation’s profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, and such profit bears no income tax. The Corporation views the subsidiary’s profit as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

Changes to taxation laws in either Canada, the Cayman Islands, Luxembourg or any of the countries in which the Mining Operations are located could result in some or all of the Corporation’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to income tax.

Equity Price Risk

The Corporation is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. Just as investing in the Corporation is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Corporation is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Corporation does not actively trade these investments.

Dividend Policy

No dividends on the Common Shares have been paid by the Corporation to date. The Corporation anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. The Corporation does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Competition

The Corporation competes with other companies for silver purchase agreements and similar transactions, some of which may possess greater financial and technical resources than itself. Such competition may result in the Corporation being unable to enter into desirable silver purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its silver purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Corporation’s prospects for entering into additional silver purchase agreements in the future.

Dependence Upon Key Management Personnel

The Corporation is dependent upon a number of key management personnel. The Corporation’s ability to manage its activities will depend in large part on the efforts of these individuals. The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation.

The Corporation may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Corporation documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Corporation will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the control’s necessary for continued compliance, and there can be no assurance that the Corporation will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted.

Governmental Regulation

The Mining Operations are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities in the future.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Corporation believes that the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of these properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Compliance with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Mineral Reserve and Mineral Resource Estimates

The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

The Luismin Mines have an estimated mine life of 7 years based on proven and probable mineral reserves. Historically, the Luismin Mines have sustained operations through the conversion of a high percentage of inferred  mineral resources to mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Land Title

No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the silver purchase agreements with the Corporation.

Commodity Price Fluctuations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, gold in the case of the Luismin Mines, lead-zinc in the case of the Zinkgruvan Mine, the Yauliyacu Mine and the Stratoni Mine, copper-molybdenum in the case of the Mineral Park Mine, gold-lead-zinc in the case of the Peñasquito Mine, gold-silver-lead-zinc in the case of the Keno Hill Project and gold-silver-copper-lead-zinc in the case of the La Negra Mine and the Campo Morado Mine, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if  needed or that, if available, will be on satisfactory terms.

International Interests

The operations at the Luismin Mines, the Peñasquito Mine, the La Negra Mine and the Campo Morado Mine are conducted in Mexico, the operations at the Zinkgruvan Mine are conducted in Sweden, the operations at the Yauliyacu Mine are conducted in Perú, the operations of the Stratoni Mine are conducted in Greece, the operations at the Mineral Park Mine are conducted in the United States and the operations of the Keno Hill Project are conducted in Canada, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business.

The Yauliyacu Mine is located in central Perú and, accordingly, is subject to risks normally associated with the operation of mineral properties in Perú. Perú is a developing country that has experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Sweden, Perú, Greece, the United States or Canada may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

Construction and Development Risk

The Peñasquito Mine, the Mineral Park Mine, the Campo Morado Mine and the Keno Hill Project are currently in various stages of construction and development. Construction and development of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the construction and development of such projects in accordance with current expectations or at all.

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Luismin Mines, the Los Filos Mine, the Peñasquito Mine, the Stratoni Mine, the Mineral Park Mine, the Campo Morado Mine, the La Negra Mine and the Keno Hill Project and have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”). The estimated Mineral Reserves and Mineral Resources for the Zinkgruvan Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated by Zinkgruvan staff in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The estimated Mineral Reserves and Mineral Resources for the Yauliyacu Mine have been calculated in accordance with the JORC Code and were audited by the Corporation in accordance with the requirements of NI 43-101 and restated to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards (2005):

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section and elsewhere in this annual information form use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

                The Mineral Reserves and Mineral Resources contained in this Annual Information Form reflect the reserves and resources for the mines at which the Corporation has silver purchase agreements, adjusted where applicable to reflect the Corporation's percentage entitlement to silver produced from such mines.

Mineral Reserves

The following table sets forth the estimated Mineral Reserves (silver only) for the San Dimas Mines as of December 31, 2008:

Proven and Probable Mineral Reserves (1)(2),(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	1.69	381.3	20.7
Probable	3.40	362.2	39.6
Proven + Probable	5.09	368.5	60.3

______________________

(1)

The Mineral Reserves for the San Dimas Mines set out in the table above have been prepared by mine staff under the direction of Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, who is a qualified person under NI 43-101. The Mineral Reserves for the San Dimas Mines set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at Watts, Griffis and McOuat Limited (“WGM”), and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM who are qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards. See “Description of the Business — San Dimas Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2008:

Proven and Probable Mineral Reserves(1)(2),(3)(4)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	0.77	138.7	3.5
Probable	1.28	174.4	7.2
Proven + Probable	2.06	161.0	10.7

_____________________________________

(1)

The Mineral Reserves for the Yauliyacu Mine set out in the table above have been estimated by Yauliyacu staff and audited by Neil Burns, P.Geo., the Corporation's Director of Geology, and Samuel Mah, P.Eng., the Corporations's Director of Engineering, both qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards. See “Description of the Business — Yauliyacu Mine, Perú — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

(4)

The Yauliyacu Silver Purchase Agreement provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the  amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

The following table sets forth the estimated Mineral Reserves (silver only) for 25% of the Peñasquito Mine as of December 31, 2008:

Proven and Probable Mineral Reserves (1)(2),(3)(4)(5)

	Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Mill	Proven	140.30	33.9	152.9
	Probable	111.93	25.2	90.5
	Proven + Probable	252.23	30.0	243.4

Heap Leach	Proven	14.45	18.4	8.6
	Probable	31.16	9.4	9.4
	Proven + Probable	45.61	12.3	18.0

_______________________________

(1)

The Mineral Reserves for the Peñasquito Mine set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards. See “Description of the Business – Peñasquito Mine, Mexico – Mineral Reserve and Mineral Resource Estimates” for further details.

(2)	The Mineral Reserves have been calculated using an assumed silver price of $12.00 per ounce.
(3)

The Proven and Probable Reserves have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the Mineral Reserves metals prices set forth above. These cut-off grades are: $4.90 NSR for Peñasco-Azul sulphide feed and $5.40 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cut-off of $0.90 for Peñasco-Azul and at $0.95 for Chile Colorado.

(4)	Numbers may not add up due to rounding.
(5)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Reserves (silver only) for the Los Filos Mine as of December 31, 2008:

Proven and Probable Mineral Reserves(1)(2),(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	28.10	4.4	4.0
Probable	42.16	3.3	4.5
Proven + Probable	70.26	3.7	8.4

____________________________

(1)

The Mineral Reserves for the Los Filos Mine set out in the table above have been estimated by Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Los Filos Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2008:

Proven and Probable Mineral Reserves (1)(2),(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)
Zinc Ore
Proven	8.76	112.0	31.6
Probable	2.00	56.0	3.6
Proven + Probable	10.76	101.6	35.2

Copper Ore
Proven	-	-	-
Probable	2.90	28.0	2.6
Proven + Probable	2.90	28.0	2.6

Total
Proven	8.76	112.0	31.6
Probable	4.90	39.4	6.2
Proven + Probable	13.66	86.0	37.8

___________________________________

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Zinkgruvan Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Reserves (silver only) for the Stratoni Mine as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2),(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	1.90	193.3	11.8
Probable	0.31	190.0	1.9
Proven + Probable	2.22	192.8	13.7

__________________________

(1)

The Mineral Reserves for the Stratoni Mine set out in the table above have been estimated by Patrick Forward, General Manager, Exploration of European Goldfields Limited, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Stratoni Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Reserves (silver only) for the San Martin Mine as of December 31, 2006:

Proven and Probable Mineral Reserves (1)(2),(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	0.32	32.7	0.3
Probable	0.71	47.8	1.1
Proven + Probable	1.03	43.2	1.4

______________________

(1)

The Mineral Reserves for the San Martin Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The San Martin Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Reserves (silver only) for the Mineral Park Mine as of December 29, 2006:

Proven and Probable Mineral Reserves (1)(2),(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	315.88	2.9	29.0
Probable	81.33	2.4	6.4
Proven + Probable	397.21	2.8	35.4

______________________

(1)

Gary Simmerman, FAusIMM., Vice President, Engineering and Mine Manager of Mercator Minerals Inc., a qualified person as defined by NI 43-101, supervised the preparation of and verified the Mercator technical information contained in this annual information form. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	The above Mineral Reserves do not include SX/EW leachable Mineral Reserves of 74.84 million tonnes, which only produces copper to the credit of Mercator.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Mineral Park Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Reserves (silver only) for 50% of the La Negra Mine as of February 15, 2008:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	0.14	76.9	0.3
Probable	0.10	69.5	0.2
Proven + Probable	0.24	73.9	0.6

______________________

(1)

The Mineral Reserves for the La Negra Mine set out in the table above have been estimated by Thomas C. Stubens, M.A.Sc., P.Eng, Senior Geologist at Wardrop Engineering Inc., and Barnard Foo, P.Eng., M.Eng., Senior Mining Engineer at Wardrop Engineering Inc., who are qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The La Negra Mine is not considered to be a material property to the Corporation.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources (silver only) for the San Dimas Mines as of December 31, 2008:

Inferred Mineral Resources (1)(2)(3)(4)(5)

Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

15.14	316.4	154.0

______________________

(1)

The Mineral Resources for the San Dimas Mines set out in the table above have been prepared by mine staff under the direction of Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, who is a qualified person under NI 43-101. The Mineral Resources for the San Dimas Mines set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, who are qualified persons under NI 43-101. The Mineral Resources are classified as Inferred, and are based on the CIM Standards. See “General Development of the Business — San Dimas Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)	Measured and Indicated resources fully convert to Proven and Probable reserves.
(3)	Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(4)	Numbers may not add up due to rounding.
(5)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2008:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)

(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Measured	1.20	149.7	5.8
Indicated	5.36	260.1	44.9
Measured + Indicated	6.56	239.9	50.6
Inferred	11.41	207.9	76.3

______________________

(1)

The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Yauliyacu staff and audited by Neil Burns, P.Geo., the Corporation's Director of Geology and Samuel Mah, P.Eng., the Corporations's Director of Engineering, who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards. See “Description of the Business – Yauliyacu Mine, Perú – Mineral Reserve and Mineral Resource Estimates” for further details.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

(5)	The Yauliyacu Silver Purchase Agreement provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfal.

The following table sets forth the estimated Mineral Resources (silver only) for 25% of the Peñasquito Mine as of December 31, 2008:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(Excluding Proven and Probable Mineral Reserves)

	Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Mill	Measured	27.81	18.5	16.5
	Indicated	125.93	18.4	74.5
	Measured + Indicated	153.74	18.4	91.0
	Inferred	176.40	17.0	96.2

Heap Leach	Measured	1.44	4.1	0.2
	Indicated	7.60	5.0	1.2
	Measured + Indicated	9.04	4.9	1.4
	Inferred	9.91	7.9	2.5

______________________

(1)

The Mineral Resources for the Peñasquito Mine set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards. See “Description of the Business — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)	The Mineral Resources have been calculated using an assumed silver price of $14.00 per ounce.
(3)

The Measured and Indicated Resources have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the long-term Mineral Resource metals prices set forth above. These cut-off grades are $4.90 NSR for Peñasco-Azul sulphide feed and $5.40 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cut-off of $0.90 for Peñasco-Azul and at $0.95 for Chile Colorado.

(4)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.
(6)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Resources (silver only) for the Los Filos Mine as of December 31, 2008:

                                Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

                              (Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)
Measured	0.20	5.1	0.03
Indicated	7.38	4.8	1.1
Measured + Indicated	7.58	4.8	1.2
Inferred	6.02	8.1	1.6

______________________

(1)

The Mineral Resources for the Los Filos Mine set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Los Filos Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2008:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)
Zinc Ore
Measured	0.55	24.0	0.4
Indicated	3.79	105.0	12.8
Measured + Indicated	4.34	94.7	13.2
Inferred	4.20	68.0	9.2

Copper Ore
Indicated	0.46	30.0	0.4
Inferred	0.55	42.0	0.7

Totals
Measured	0.55	24.0	0.4
Indicated	4.25	96.9	13.2
Measured + Indicated	4.80	88.5	13.7
Inferred	4.75	65.0	9.9

______________________

(1)

The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Resources (silver only) for the Stratoni Mine as of December 31, 2007:

Inferred Mineral Resources (1)(2)(3)(4)(5)

Tonnes	Silver Grade	Contained Silver
(millions)	(grams per tonne)	(millions of ounces)

0.64	203.4	4.2

(1)

The Mineral Resources for the Stratoni Mine set out in the table above have been estimated by Patrick Forward, General Manager, Exploration of European Goldfields Limited, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Measured and Indicated resources fully convert to Proven and Probable reserves.
(3)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(4)	Numbers may not add up due to rounding.
(5)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Stratoni Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for the San Martin Mine as of December 31, 2006:

Inferred Mineral Resources (1)(2)(3)(4)(5)

Deposit	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

San Martin	1.88	58.0	3.5
San Pedrito	1.13	221.0	8.0
Total Inferred	3.01	119.0	11.5

______________________

(1)

The Mineral Resources for the San Martin Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Measured and Indicated resources fully convert to Proven and Probable reserves.
(3)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(4)	Numbers may not add up due to rounding.
(5)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The San Martin mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for the Mineral Park Mine as of December 29, 2006:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Measured	100.97	2.6	8.4
Indicated	175.63	2.7	15.2
Measured + Indicated	276.60	2.7	23.6
Inferred	320.15	2.3	23.8

______________________

(1)

Gary Simmerman, FAusIMM, Vice President, Engineering and Mine Manager of  Mercator Minerals Inc., a qualified person as defined by NI 43-101, supervised the preparation of and verified the Mercator technical information contained in this annual information form. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Mineral Park Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for 75% of the Campo Morado Mine as of February 29, 2008:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Measured	0.37	257.9	3.1
Indicated	4.97	173.4	27.7
Measured + Indicated	5.33	179.2	30.7
Inferred	1.38	174.5	7.7

(1)

The Mineral Resources for the Campo Morado Mine set out in the table above have been estimated by Stephen J. Godden, F.I.M.M.M., C.Eng., Director of S. Godden & Associates Limited; P. Taggart, P.Eng., Principal of  P.Taggart & Associates Ltd., David Gaunt, P.Geo., and Qingping Deng, Ph.D, C.P.Geol., Vice President of US Operations and Global Director of Ore Reserves and Mining Planning or Behre Dolbear & Company (USA), Inc., who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Campo Morado Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for 50% of the La Negra Mine as of February 15, 2008 (Alacran Deposits and March 14, 2008 (Monica Deposit)):

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Measured	0.20	127.0	0.8
Indicated	0.09	128.0	0.4
Measured + Indicated	0.29	127.3	1.2
Inferred	0.11	75.3	0.3

______________________

(1)

The Mineral Resources for the La Negra Mine set out in the table above have been estimated by Thomas C. Stubens, M.A.Sc., P.Eng., Senior Geologist at Wardrop Engineering Inc., Barnard Foo, P.Eng., M.Eng., Senior Mining Engineer at Wardrop Engineering Inc. and Ronald G. Simpson, P. Geo., President of GeoSIM Services Inc., who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The La Negra Mine is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for 25% of the Keno Hill Project as of June 30, 2008:

Inferred Mineral Resources (1)(2)(3)(4)

Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

0.13	1,015.8	4.4

(1)

The Mineral Resources for the Keno Hill Project set out in the table above have been estimated by G. David Keller, P. Geo., Principal Resource Geologist at SRK Consulting (Canada) Inc., Josef Sedlacek, P. Eng., Principal Consultant at SRK Consulting (Canada) Inc., Gordon Doerksen, P. Eng., Principal Consultant - Mining at  SRK Consulting (Canada) Inc., Hassam Ghaffari, P. Eng., Manager of Metallurgy at Wardrop Engineering Inc., and Diane Lister, P. Eng., Consulting Environmental Engineer and Principal of Altura Environmental Consulting who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The Keno Hill Project is not considered to be a material property to the Corporation.

Further Disclosure Regarding Material Properties

San Dimas Mines, Mexico

At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report dated January 30, 2009 entitled “An Audit of the Mineral Reserves/Resources for the Tayoltita, Santa Rita, San Antonio Mines as of December 31, 2008 for Silver Wheaton Corp.” (the “San Dimas Report”). Velasquez Spring, P.Eng. and Gordon Watts, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the San Dimas Mines has been summarized from the San Dimas Report and readers should consult this report to obtain further particulars regarding the San Dimas Mines. The San Dimas Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Prior to 2004, the three San Dimas mines were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. In late 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine). During 2003, the three operations were also merged and centralized into a single operation under the same management. It is reported now as San Dimas.

Project Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa States, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. The properties cover an area of 22,468.2 hectares and are held by Desarrollos Mineros San Luis, S.A. de C.V., a wholly-owned subsidiary of Luismin.

Figure 1: Luismin Mines Location Map (Source: Watts, Griffis and McOuat Limited, 2008)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Most of the personnel and light supplies for the Luismin Mines arrive on Luismin’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill. The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Piaxtla River and bypassing the town of Tayoltita to the portal of the San Luis Tunnel or along the San Antonio river bed to the San Antonio/Central Block mill. Infrastructure at the San Antonio/Central Block mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was placed on care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

Regionally, the climate is variable from the coast to the high plateau. The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. The town of Tayoltita obtains its water supply from an underground thermal spring at the Santa Rita mine. Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system. Luismin operates hydroelectric and back-up diesel generators, which are interconnected with the Federal Power Commission’s supply system.

History

The San Dimas district has experienced a long mining history. Precious metals production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, Minas de San Luis, S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin.

Historical production through 2008 from the San Dimas district is estimated at 577 million ounces of silver and 10.7 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2008 was approximately 86,700 ounces of gold and 5.1 million ounces of silver (these production numbers do not include production from the San Martin mine).

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness: the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and have been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy. One variety is fragmental, varying from lapilli tuff to coarse agglomerate and the other has a porphyritic texture.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita, Magdalena and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55°.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stage of igneous and hydrothermal activity from quartz-monzonitic and andestic intrusions. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite. The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the "Favourable Zone". At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Arana, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work are done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs are stationed at the Luismin Mines.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis,Security and Data Verification

In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block has begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel sampling, approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.Luismin has not routinely sent samples from the mines to off-site laboratories for check assays. In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three off-site laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita and San Antonio/Central Block laboratories. In general, there was good correlation between the samples assayed at the San Dimas laboratories and the samples assayed at the off-site laboratories and between the San Dimas laboratories.

Starting in 2005, Luismin has been sending approximately 70 duplicate samples per month to either SGS or ALS Chemex for outside analysis.

Mineral Reserve and Mineral Resource Estimates

Rather than estimating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

Sample data are posted on level plans and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining. The data are then transferred to longitudinal sections and the volume for the block is calculated based on the average mineralized vein width and the measured longitudinal area corrected for vein dip. A specific gravity of 2.7 g/cc is applied to the volume estimates to create tonnage estimates.

High grade sample values are capped to better correspond to the adjacent samples. Silver grades are reduced by 15% and gold grades by 5% to account for dilution and mining losses. An additional dilution factor of 10% is applied to narrow veins.

Dollar values are applied to the blocks based on metal prices (adjusted monthly), recovery and costs. The cut-off value used in the December 31, 2008 reserve estimates was $82.85/ t.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the three properties comprising the San Dimas Mines as of December 31, 2008:

Proven and Probable Mineral Reserves (1)(2)(3)

Deposit	Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Tayoltita	Proven	0.36	293.4	3.4
	Probable	1.40	287.4	13.0
	Proven + Probable	1.76	288.6	16.4

Santa Rita	Proven	0.23	318.3	2.3
	Probable	0.58	319.5	5.9
	Proven + Probable	0.81	319.1	8.3

San Antonio/Central Block	Proven	1.10	422.8	15.0
	Probable	1.42	453.5	20.7
	Proven + Probable	2.52	440.1	35.7

Total	Proven	1.69	381.3	20.7
	Probable	3.40	362.2	39.6
	Proven + Probable	5.09	368.5	60.3

______________________

(1)

The Mineral Resources for the San Dimas Mines set out in the table above have been prepared by mine staff under the direction of Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, who is a qualified person under NI 43-101. The Mineral Reserves for the San Dimas Mines set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM who are qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Resources (silver only) for the three properties comprising the San Dimas Mines as of December 31, 2008.

Inferred Mineral Resources (1)(2)(3)(4)

Deposit	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Tayoltita	6.77	306.3	66.6

Santa Rita	3.50	335.6	37.7

San Antonio/ Central Block	4.88	316.7	49.7

Total	15.14	316.4	154.0

______________________

(1)

The Mineral Resources for the San Dimas Mines set out in the table above have been prepared by mine staff under the direction of Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, who is a qualified person under NI 43-101. The Mineral Resources for the San Dimas Mines set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, who are qualified persons under NI 43-101. The Mineral Resources are classified as Inferred, and are based on the CIM Standards.

(2)	Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines. The operations employ cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré. The San Antonio/Central Block mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation, ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75° to 80°.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using load, haul and dump (“LHD”) equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using eight tonne cars.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35°. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface. With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.

San Antonio and Central Block

The San Antonio/Central Block mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio/Central Block and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio/Central Block work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations. Ore haulage is by a combination of LHD equipment with highway-type trucks used to haul the ore to the Tayoltita mill.

The San Antonio/Central Block site includes a mill and some limited accommodation for the workforce. The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility. Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area. Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite. The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.

Milling Operations

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed leaching capacity of 2,100 tonnes per day and a further expansion to 3,200 tonnes per day is planned for the future. In 2008, the mill averaged 1,879 tonnes per day.

The Tayoltita mill presently employs two-stage crushing and two ball milling to achieve 70 to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

Environmental

Luismin’s practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas; however, improvements are being made to bring all of the tailings dam designs and operations into compliance with international guidelines. Various assessments and geotechnical testing have been carried out in the past six years to investigate the safety of the dams, design remediation measures and improve the operational performance of the tailings facilities, and various construction works and operational procedures to increase dam safety and improve management of the tailings operations have been initiated. The San Dimas tailings now employs a “dry tailings stacking” technique and is one of the three dry tailings operations in Mexico.

Tailings Management

At the time of Wheaton River’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations. The containment dams were typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines. In 2005, $1.3 million was spent on the San Antonio tailings with an additional expenditures of $2.2 million in 2006 and $1.6 million in 2007. In 2005, $1.6 million was spent on the Tayoltita tailings dam with an additional expenditure of $0.6 million in 2006 and $3.2 million in 2007. Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been constructed in a valley to the east of the mill.  At that time the operation relied on ten pumping stations to elevate the tailings slurry to the containment site. The tailings and solution return pipelines were suspended across the river valley on cable supports without any provisions for spill containment in the event of a pipeline failure.

The historical tailings management practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam. Since the acquisition by Wheaton River in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

The ten relay tailings slurry pumping stations have been replaced with three positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings pipelines are suspended in a spill recovery trough with provision to divert any spills into a containment area. The installation of a tailings filtration plant to allow for dry placement of tailings is near completion.

Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure. The project includes the construction of a seepage drainage and collection system below the dam.

San Antonio/Central Block Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio/Central Block mill operation was shutdown in 2003. The tailings facility is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the primary concern identified with the San Antonio/Central Block tailings facility over the long-term was stability of the dams and maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event, hurricane or an earthquake.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the tailings facility and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream dam and protection of the downstream dam by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings facility were studied.

Luismin has now received approval to reclaim the San Antonio/Central Block tailings facility by stabilizing the tailings in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and the lack of an access road significantly affected progress.

During 2008, the works will be completed with a cover of compacted (low strength) concrete on the dam face that will form a three step spillway waterfall in the case of a maximum flow of water (rainfall).

Capital and Operating Costs

Capital costs for the San Dimas operations are estimated by Luismin in four general categories: 1) major project, 2) sustaining, 3) exploration and 4) underground development. The bulk of the capital in the current life of mine plan is for sustaining capital, exploration and underground development with funds for the new waste rock dump on the Piaxtla River allocated to major project capital in 2009.

Major capital investment totaled $11.6 million in 2008 and total capital expenditure for 2009 to 2011 is estimated at $24 million per year.

Markets and Contracts

During 2007, 47.1% of gold and silver doré in the form of bullion was shipped to Peñoles refinery in Torreon, Mexico and 52.9% to the Johnson Matthey refinery in Salt Lake City, Utah. The Peñoles refinery contract charges of $5.95 / kg of doré and pays 99.8% of gold and silver content. The Johnson Matthey refinery charges $4.50 / kg of doré.

Yauliyacu Mine, Perú

In March 2009, the Corporation's Director of Geology, Neil Burns and Director of Engineering, Samuel Mah, authored an updated technical report for Yauliyacu entitled “Resource and Reserve Update, Yauliyacu Mine, Peru” (the “SLW Technical Report”). This report is an operational update of Yauliyacu since WGM’s 2008 technical report entitled “A Technical Review of the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp” (the “WGM Technical Report”). The following description of the Yauliyacu Mine has been summarized from these Technical Reports. Readers are advised to consult the SLW Technical Report on the SEDAR website located at www.sedar.com under the Corporation’s profile to obtain further particulars on the Yauliyacu Mine.

Project Description and Location

Yauliyacu is a low cost zinc-lead-silver mine located in central Perú and has been in continuous production for over 100 years. The mine is owned by Empresa Minera Los Quenuales S.A. (Quenuales), a subsidiary of Glencore Internaltional AG (Glencore).

The mining concessions related to the Yauliyacu Silver Purchase Contract consist of 21 surveyed concessions totalling 14,194.02 hectares. Quenuales holds other mining concessions in the area that are not included in Yauliyacu's Silver Purchase Contract.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Yauliyacu Mine is accessible by paved road and is located approximately 2½ hours east of Lima, Perú, along the central highway that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Perúvian jungle). The central highway runs parallel to the valley of Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines. The mine is also accessible from Callao, a port city located 10 kilometres west from Lima on the Pacific coast.

Figure 2: Yauliyacu Mine Location Map (Source: Watts, Griffis and McOuat Limited, 2008)

The western slopes of the Andes present strong topographic and climatic contrasts. Along the continental divide, the snow covered peaks (more than 4,500 metres above sea level) present a frigid to glacial climate, while areas between 4,000 to 4,500 metres above sea level exhibit cold climates. The property at 4,200 metres above sea level exhibits a cold climate during the dry season (May to November) with below freezing temperatures at night-time, while during the wet season the temperature is more temperate, the highest temperatures being recorded in November and December.

The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down the Pacific coast in a west to southwest direction. These valleys vary in altitude from 800 metres above sea level, the elevation of the mountain spurs at the coastal plain, to 4,000 metres above sea level, the elevation of the head of the valleys on the edge of the altiplano. The altiplano above 4,000 metres is characterized by an area of moderate relief with the landforms produced by glacial and fluvial glacial forces. The altiplano is made up of pampas, hills and chains of smooth mountains that increase in elevation progressively towards the continental divide.

The area surrounding the Yauliyacu Mine is poorly inhabited except for the numerous experienced miners. The majority of the inhabitants are located along the valleys and are engaged in raising livestock and in agriculture. The major agricultural production comes from the cultivated terraces along the sides of the rivers. Water in the major valleys flows year round, the product of glacial melts at the headwaters, and in general is readily available. The Rio Rimac flows year round and is a major water source of the city of Lima. The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far-reaching aqueducts.

The Yauliyacu Mine is a well developed mine with 26 levels and the complete infrastructure typical of an operating mine, including various repair shops, an assaying laboratory, mine offices, living quarters, dining facilities and a medical centre.

A high voltage power line, belonging to Electro-Andes S.A., provides power to the Yauliyacu Mine. There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to an electrical grid to ensure that the mine has sufficient electrical power during low precipitation periods during which less water flows through Perú’s hydroelectric power generators.

Tailings are pumped 6.0 kilometres from the Yauliyacu mill at 4,210 metres above sea level to the Chinchan tailings pond area at an approximate elevation of 4,465 metres above sea level. The Graton Tunnel, built by the Cerro de Pasco Mining Company, extends from the Rimac River for 11.5 kilometres under the Yauliyacu Mine and is connected to the mine to assist in drainage and ventilation.

History

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping or near surface veins. It is believed that the Spanish were primarily recovering native silver from rich hydrothermal veins or from the oxidized zones. Modern style mining began in 1887 with Backus and Johnston on the Rayo vein. Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district.

In 1921, Cerro de Pasco Corp. acquired the Casapalca mine and most of the mining permits and licenses that now make up the Yauliyacu Mine are from their original land holdings. The Cerro de Pasco Corp. also built the 11.5 kilometre Graton Tunnel at 3,240 metres above sea level that extends under the Yauliyacu Mine.

In 1974, Centromin Perú, a state-owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 tons per month. In 1997, Empresa, whose largest shareholder is Quenuales International, purchased the mine. In the purchase agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu Mine and the Casapalca mine (the “Casapalca Mine”). The Casapalca Mine is owned by Cia. Minera Casapalca S.A., a privately-owned company. Although both mines are connected underground, the Casapalca Mine operates independently.

In late 2007, production at Yauliyacu mine was impacted by a labour disturbance at the neighbouring Casapalca Mine resulting in production shortfall of 3% for the year.

Geological Setting

The regional geological setting of the western side of the Andean Cordillera of central Perú is an area of deeply dissected valleys of steep slopes, with elevations varying from 800 metres above sea level at the bottom of the valleys on the west side to more than 5,400 metres above sea level on the east side at the continental divide.

The Yauliyacu property is underlain by a series of tertiary aged bedded rocks consisting principally of sandstone, calcareous shales, limestones, breccias, tuffs and lavas that are exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium.

The mineralization occurs in hydrothermal polymetallic veins and as disseminated orebodies. The ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typically gangue minerals pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite occurring as fracture infillings. A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation.

The main mineralized veins within the Casapalca district are referred to as the principal veins (the “L”, “M”, “N” and “N3” veins) are located in the central part, and are those being exploited at depth. The L and M veins have the same strike, N20E and dip moderately west. The N and N3 veins strike east-west and dip steeply north. Offshoots and splays from the main vein structures forming cuerpos are a common feature.

Exploration

Exploration at the Yauliyacu Mine is carried out by both diamond drilling and by underground development work. The 2008 exploration program consisted of 50,467 metres of drilling and more than 10,243 metres of development and was being carried out within the current mine infrastructure to upgrade Mineral Resources to Mineral Reserves.

In order to explore the continuity of mineralization of certain veins at the Yauliyacu Mine and to define new Mineral Resources and their content of zinc, silver and copper at depth, a drilling program has been planned for 2009.

Deposit Types and Mineralization

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reactions with the wall rock or by mixing of the fluids precipitated the sulphides. The origin of the metals is thought to be either magmatic or from the interaction of the fluids with the country rocks accumulating the metals. Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system. As the hydrothermal fluids precipitate the sulphides resulting in changes to the chemical composition of the fluids, this produces a continually varying chemical and mineralogical deposition along the vein.

The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins (Vetas) and as disseminated ore bodies (Cuerpos). The veins are known to be up to 5 kilometres of which 4 kilometres have been exposed underground. Typically the veins are 0.3 to 1.2 metres in width with a known vertical range of over 2 kilometres. Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes.

Drilling

The majority of underground drilling is completed using BQ size core. When large underground openings are encountered, the void is cased with NQ and the hole is continued with BQ. Deep holes from either surface or underground typically begin with HQ and reduce down to NQ. Core recovery is excellent, averaging over 95%. In 2008, the mine was exploring with eight to nine rigs operated by Rockdrill Contratistas Civiles y Mineros S.A.C., Chorrillos, Lima and Remicsa Drilling S.A. (Remicsa), Lima, Perú. The number of drills budgeted for 2009 has reduced to three, all of which are operated by Remicsa. Remicsa is currently utilizing one Longyear LM 45 rig and two Meter Eater rigs. At the core shack, detailed logging is carried out, the core sample intervals marked, halved by diamond sawing, bagged, tagged and shipped to the mine laboratory for analysis. Core boxes are well marked and stored orderly for future reference.

Sampling and Analysis

The two main sampling methods at Yauliyacu are diamond drill core and underground channel sampling. All core designated for sampling is cut with a diamond blade saw and flushed with fresh water. The core is cut so that it approximately halves the mineralization. If mineralization is not homogenous a geologist marks a cutting line directly on the core. One half is selected for analytical analyses and the remainder is archived in the core box. All core are considered to be representative of the mineralization that was drilled. Channel samples are collected by the Geology Department using hammer and chisel perpendicular to the veins on 1.0 to 2.0 m intervals with samples varying in length from 0.1 to 1.0 m with a minimum weight of 3.0 kg. Locations are marked using spray paint. Sample intervals are chosen to preserve changes in lithology and mineralization intensity. Where possible additional samples are taken into the adjacent host rock so that the economic limits of the mineralization can be properly defined. Care is taken to ensure that the sulphides and host rocks are representatively sampled since the host rocks tend to be much harder than the sulphides.

The sample preparation laboratory is located within the mine site analytical laboratory building. Separate areas exist for the preparation of Mine and Process Plant samples. Sample preparation equipment consists of drying ovens, jaw crushers, roller crusher, Rocklabs pulverizers, riffle splitters, vent hoods and a climate controlled balance room. Sieve tests are done regularly to ensure the desired reductions are obtained.

Machines are cleaned with compressed air after each sample and quartz is regularly passed to ensure cross contamination does not occur.

All Yauliyacu samples are analyzed at the mine site analytical laboratory. The following two methods of analysis are routinely done: 1) Fire Assay (FA) for gold and silver and 2) Atomic Absorption Spectrometer (AAS) for zinc, lead, copper, silver and iron. Due to its high altitude location, the balance room is temperature and humidity controlled to ensure precision.

Security of Samples

The authors have toured the Yauliyacu sample preparation and analytical laboratories and were impressed by the order and cleanliness of the areas. Industry standard procedures are in place and well documented.

Mineral Reserve and Mineral Resource Estimates

The Yauliyacu geological staff estimate and classify Mineral Reserves and Mineral Resources according to the JORC Code. The Corporation has reviewed the classification scheme and confirm that it is also consistent with the CIM guidelines.

The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2008:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Proven	0.77	138.7	3.5
Probable	1.28	174.4	7.2
Proven + Probable	2.06	161.0	10.7

______________________

(1)

The Mineral Reserves for the Yauliyacu Mine set out in the table above have been estimated by Yauliyacu staff and audited by Neil Burns, P.Geo, the Corporation's Director of Geology, and Samuel Mah, P.Eng., the Corporation's Director of Engineering, who are qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	Numbers may not add up due to rounding.
(3)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

(4)	The Yauliyacu Silver Purchase Agreement provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2008:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)

(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Measured	1.20	149.7	5.8
Indicated	5.36	260.1	44.9
Measured + Indicated	6.56	239.9	50.6
Inferred	11.41	207.9	76.3

______________________

(1)

The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Yauliyacu staff and audited by Neil Burns, P.Geo., The Corporation's Director of Geology and Samuel Mah, P.Eng., the Corporation's Director of Engineering, who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

(5)	The Yauliyacu Silver Purchase Agreement provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

Mining Operations

The underground mine is accessed from several adits located at various elevations. Currently, the mine is divided into seven operating Sections over the 26 levels. In general, the levels are spaced approximately 60 m apart. The primary access is the 1,700 level, which is also where all the production exits the mine using an electric rail haulage system. Active mining at elevations below this horizon use mobile equipment to transport the ore to an internal winze (Pique Central) where it is skipped up to 1,700 level. A system of internal raises has been developed to handle the ore and/or waste generated in the upper mine. Loading chutes installed at the bottom of these raises are pulled to load directly onto the rail cars for transport out of the mine.

At Yauliyacu, four mining methods are employed to extract the two orebody types (Vetas, Cuerpos). These include modern mechanized mining methods using trackless equipment wherever possible (cut and fill, sub-level open stoping) and other more selective captive techniques using hand-held equipment (shrinkage, narrow vein open stoping).

To meet the production capacity and provide sufficient flexibility, the operation strives to maintain in the order of 46 active stopes for production (12 Cuerpos, 34 Vetas). There are approximately 41 development headings in ore (13 Cuerpos, 28 Vetas).

Modern mine planning utilizes both Datamine and AutoCad to support production and mine development scheduling.

Mining Method

Depending on the continuity, dip and width of a mining block, the appropriate mining method is assigned that will optimally extract the ore. The following sections describe the salient points for each of the mining methods employed.

Cut and Fill (Veta or Cuerpos)

Conventional cut and fill mining techniques are utilized for its selectivity in poor to fair ground conditions with a Rockmass Rating > 45 (RMR). In Vetas, the narrow widths restrict the type of equipment to hand-held and small scale pneumatics. As mining widths allow (Cuerpos), micro-scoops can be used to improve on stope productivities. Ground support is limited to timber supports as there is generally not enough room to install rock bolts. The minimum mining block dip is 50°, which limit the amount of dilution taken for 2.1 m cut heights. Access to each cut is generally from the footwall side.

Approximately 20% of the 2009 production is planned from this mining method.

Shrinkage (Veta)

Shrinkage stoping provides the advantage of selectivity, but is only applicable in fair to good ground conditions (RMR > 60). Stopes are mined from bottom up taking horizontal slices (1.5 m cut height) while working off the broken blast muck. Only the swell material can be recovered from each blast so a high level of control must be exercised to keep the working elevation relatively even. A series of boxholes are established on the bottom horizon to control the amount of broken muck that can be pulled. The minimum mining block dip is 60° to ensure gravity feed.

Less than 2% of the 2009 production is planned from this mining method.

Open Stope (Veta)

Open stopes are established similarly to the shrinkage stopes with the exception that the majority of the broken ore is recovered from each blast. Workers prepare to take blasts while working on elevated wooden platforms wedged between hangingwall and footwall. Ground conditions are necessarily good to ensure the workers are safe while working at the face. Mining is accomplished with only hand-held pneumatic equipment. Access is gained from manways / ventilation routes established on either side of the stope. A series of ‘Chinese hoppers’ are developed on the bottom horizon to control the amount of broken muck that can be pulled.

Over 8% of the 2009 production is planned from this mining method.

Sub-Level Stoping (Veta or Cuerpos)

For Vetas or Cuerpos that are wide (greater than 2.0 m) and continuous, sub-level stoping is a method that provides high productivity but low selectivity. Stopes are established with 30 m sub-level spacing to enable drilling both uphole and downhole vertical rings. Blasting of 64 mm diameter holes on a 1 m x 1 m pattern yields a high powder factor. In general, ground conditions are considered to be fair (RMR > 55), which result in stable openings. Once the stope has been mined out, backfill is placed if waste is conveniently available.

The bulk of the 2009 production (60%) is sourced from this mining method. The remainder of Process Plant feed comes from ore development (10%).

Metallurgical Results

During 2008, the Yauliyacu mill had a zinc recovery of 88.6 % to the zinc concentrate and 88.4% lead recovery and 71.7% copper recovery to a bulk concentrate. Silver recovery in the bulk concentrate was 80.9% while 8.1% was recovered in zinc concentrate. The Yauliyacu concentrator operating history since the most recent expansion to 3,600 tonnes per day shows a high mechanical availability with the annual operating time of approximately 96%.

Environmental

Water Quality

The Yauliyacu mine has no issues with compliance of water quality (pH, metal content, suspended solids) at its discharge points.

Construction of a new water treatment plant is expected to be completed in 2009 to treat discharges from mine, plant and tailings facility. The mine’s management team are anticipating lower tolerance levels and stricter regulations that will likely be enforced in coming years.

Testing has been conducted on surface water run-off around waste dumps for potential acid rock drainage (ARD) problems. All results to date indicate there is no evidence of ARD issues. In general, the host rock contains low quantities of sulphides (i.e. pyrite) and high quantities of carbonates.

Air Quality

As well, there are no issues with air quality associated with the mine.

Noise Quality

In recent months, the acceptable noise levels at the mine have not been within the Environmental Regulations. In particular, certain surface ventilation fans exceed the acceptable limits of exposure over an eight hour duration.

Discussions with mine personnel reaffirm the mine’s commitment to maintain compliance to the regulations. Silencers and noise diffusers have been procured and will be installed to dampen the noise on these fans.

Tailings Facility Management Plan

Yauliyacu has completed a review of the options for handling of the tailings that includes, the increasing and reinforcement of the Chinchan TSF capacity, followed by the utilizing of the Tablachaca tailings impoundment and the start-up of the paste tailing plant for tailings underground storage. It is believed this tailings program will provide storage for the next 18 to 20 years.

Closure and Reclamation Plan

Progressive and passive reclamation is on-going at the mine. Buildings identified in the closure plan and portions of waste dumps are being reclaimed concurrently with mine operations.

Capital and Operating Costs

Capital requirements to improve and sustain the Yauliyacu operation have increased annually over the past two years and are currently forecast to remain a significant expenditure over the life of mine as the company focuses on expanding resources and reserves and increasing production to two million tonnes per year by 2011.

Capital expenditures in 2006 and 2007 were $19.7 million and $25.1 million respectively. The capital budget for 2008 was $33.2 million. The major portion of the capital budget estimate was required for mine development and deepening, plus exploration drilling and associated mine development. The balance of the capital was required to sustain and replace the mine and mill equipment.

In the 2009 budget, the total capital is $10.548 million, which is considerably less than the previous mine plan. As a result of lower metal prices, the mine deepening project has been put on hold. Mine development and exploration is planned for $7.531 million to be distributed throughout Sections 1 to 7 of the mine. Sustaining capital for both the mine and mill is estimated at $2.385 million to include the following categories: mine equipment and installations, plant equipment and installations, maintenance, closure plan and environment, safety, hotel and residences, administration and warehouse, and IT systems.

Capital being carried over from the previous year amounts to $0.632 million and includes: central shaft upgrade, high frequency vibrating screen, new effluent treatment plant, quality control (new pulp sample system), overhaul equipment (scoops, main components) and surface / underground electrical infrastructure

The 2009 budget for on-site operating cost is $27.70 per tonne processed.

Operating costs have increased on average 8% from 2004 to 2008. Recent cost increases are mainly due to mining costs because of a higher percentage of vein mining, deepening mine workings, and increased mining contractor rates.

Off-site operating costs include smelting, refining, treatment charges and transportation costs incurred for each concentrate produced.

Plans to expand production to 5,500 tonnes per day (1.98 million tonnes per year) have been temporarily suspended. The benefits gained from economies of scale are deferred until the mine can be connected to the Rosaura Mine on 2,700 level. Approximately 2,000 tonnes per day of Yauliyacu ore could be processed at the Rosaura process plant.

The 2009 forecasted operating cost is a 12% reduction from the previous year as a result of several cost cutting measures such as the reduction of workforce and renegotiation of contracts.

Peñasquito Mine, Mexico

The Peñasquito Mine is being developed by constructing a modern open pit mine and metals extraction facility to process both oxide and sulphide ores. Oxide ore is currently being processed through a heap leach/Merrill-Crowe facility that started operating in February 2008. The first gold/silver pour from the oxide circuit was on May 10, 2008. The schedule remains on time for mid-year mechanical completion of the sulphide mill (SAG Line 1) and production of initial concentrates in the fourth quarter of 2009. Commercial production is expected to commence after January 1, 2010. Construction of the second SAG line will continue throughout 2009.

Robert H. Bryson, MMSA, Fred H. Brown, CPG, Pr. Sci. Nat., Reynaldo Rivera, MAusIMM and M. Guy Butcher, MAusIMM, prepared a technical report in accordance with NI 43-101 entitled “Peñasquito Mine Technical Report” dated March 10, 2009 (the “Peñasquito Report”). Robert H. Bryson, Fred H. Brown, Reynaldo Rivera and M. Guy Butcher are each qualified persons under NI 43-101. The following description of the Peñasquito Mine has been summarized, in part, from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Mine. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Property Description and, Location

Goldcorp owns, through its wholly-owned Mexican subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in north-central Mexico (the “Peñasquito Property”). The closest major town is Concepción del Oro which lies approximately 27 kilometres east of the Peñasquito Property on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 kilometres to the southwest with Saltillo (in the state of Coahuila) approximately 125 kilometres to the northeast.

Investigations on the Peñasquito Property have identified several major sulphide mineralization zones with significant values of silver, gold, zinc and lead. The Peñasquito Report considers the economic development of three zones, the Peñasco (the “Peñasco Zone”), the Azul (the “Azul Zone”) and the Chile Colorado (the “Chile Colorado Zone”), which have been the subject of most of the geological and metallurgical investigations to date (collectively the “Peñasquito Mine”). In addition to the sulphide mineralization, the three zones also have substantial oxide ore caps which contain recoverable gold and silver. The gold and silver recovered from the oxide ores have been included in the Peñasquito Mine economic evaluation.

Goldcorp holds a number of exploitation and exploration mineral claims associated with the development of the Peñasquito Mine that expire between 2011 and 2054.

A 2% net smelter return royalty is owed to Royal Gold, Inc. (as a result of its acquisition of the royalty from Kennecott Canada Explorations Inc. (“Kennecott”) in 2006) on production from both the Peñasco Zone and the Chile Colorado Zone.

Further mineralization is known to exist in areas known as the Las Palmas, Chamisal, and Northeast Azul targets. Limited information has been obtained on these latter deposits.

There is no previous mine development of any form in the immediate area of the Chile Colorado or Peñasco deposits and as such no environmental liabilities are attached to the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility and Infrastructure

An adequate network of road and rail services exists in the region to support the Peñasquito Mine. Road access to the site is presently gained west out of Concepción del Oro, approximately 15 kilometres to the town of Mazapil and then a further 12 kilometres west from Mazapil. The road is very steep immediately west of Concepción del Oro with numerous tight switchbacks. It is either paved or cobbled to approximately 6 kilometres west of Mazapil. After that, the road becomes a well-maintained gravel road. Goldcorp has finished construction of a new road east from Mazapil to join highway 54 approximately 25 km south of Concepción del Oro. The road, called the Salaverna by-pass, provides superior grade and alignment to the old road from Concepción del Oro. Additionally, there is one railhead approximately 100 kilometres to the west

A high voltage power line construction to the project is complete. A man camp has been built to house and support 2,000 workers.

Water

The National Water Law and its regulations control all water use in Mexico. Comisión Nacional del Agua (“CNA”) is the responsible agency. Applications are submitted to this agency indicating the annual water needs for the mine operation and the source of water to be used. The CNA grants water concessions according to the availability in the source area.

Hydro-geological studies are complete that show the aquifers in the Cedros Basin (the groundwater basin containing Peñasquito ) have enough available water to provide 40 million m³ per year. The Peñasquito Mine has received permits to pump up to 35 million m³ of this water per year. Approximately 30 groundwater wells have been established and an additional 20 are planned. Water production from these wells will be documented, verified and application will be made for permanent concessions based on actual production quantities. Based on completed applications, a 4.6 million m3 concession was obtained in August 2006 and an additional water concession of 9.1 million m3 per year was received in early 2008.

Surface Rights

Surface rights in the vicinity of the Chile Colorado and Peñasco pits are held by private individuals and three Ejidos. An Ejido is a communal ownership of land recognized by the Federal laws in Mexico. While mineral rights are administered by the Federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Signatures indicating agreement have been obtained for all three of the Ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the Ejidos through the process have been positive.

The project site is generally flat with a gradual fall of 1.5 – 2.5% to the west. There is adequate space for development of the process facilities and the tailings and waste areas. The tailings disposal will be constructed as a four-sided containment area using mine waste for a starter dam and tailings for raising the embankment. In general, this is a very favourable site for development.

Given the mining experience in the area and the high unemployment rate, there is expected to be an adequate pool of mining personnel available.

Climate

The climate in the area of the Peñasquito Mine is generally dry with precipitation being limited for the most part to a rainy season of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and 0 degrees Celsius and 15 degrees Celsius in the winter.

Physiography

The Peñasquito Mine area lies within a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills. Vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the Peñasquito Property is approximately 1,900 metres above sea level.

History

The region in which the Peñasquito Property is located has a strong tradition of mining going back to the mid 1500s when silver mining first started in the region and the city of Zacatecas was founded. Up until the 19th century, 20% of all silver mined in the world was reportedly mined from the region surrounding the city of Zacatecas. Mining remains active in the State of Zacatecas.

Mining remains active in the State of Zacatecas. M3 has provided Engineering & Procurement and Start Up services for the recent Peñoles Fresnillo expansion as well as the greenfields Peñoles F.Y. Madero project. Both of these ongoing operations have polymetallic ore bodies.

Perhaps of greater interest is the recently mined out Real de Angeles property near the city of Zacatecas. This open pit mine operated from June 1982 to November 1998, averaged 17,000 TPD ore, and had life-of-mine ore grades of 0.58% lead, 0.9% zinc, 70 grams/tonne of silver and no appreciable gold. Life-of-mine stripping ratio was approximately 5 to 1. Values of metal contained are similar to the Peñasquito deposit, taking into account the gold prevalent at Peñasquito.

At the Peñasquito Mine, some limited exploration of the project area had taken place historically with a short shaft and two shallow drill holes in the 1950’s. However, it was not until 1994 when Kennecott initiated a comprehensive exploration program that the size and potential of the mineralized system were recognized.

Beginning in 1994, Kennecott consolidated the land position and completed extensive geochemical, geophysical and drilling programs to evaluate the area, primarily for large tonnage porphyry copper/skarn deposits.

During 1996, drilling along the southern edge of the Azul pipe resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone, which was not of interest to Kennecott on a stand-alone basis.

Western Silver acquired 100% of the Peñasquito Mine from Kennecott in March 1998. The acquisition was driven by the large size of the alteration-mineralization system (in excess of 9 km sq), the two large breccia pipes, the zone of probable economic Ag-Pb-Zn-Au mineralization at Chile Colorado, and numerous untested targets with potential similar to Chile Colorado. During 1998 Western Silver completed nine core holes (3,185 meters) and 13.4 line kilometres of Tensor CSAMT. Most of the work was focused on Chile Colorado and the adjacent Azul breccia pipe.

During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 meter drill program, with 11 holes drilled in the Chile Colorado area. However, they returned Peñasquito to Western Silver after spending more than $1 million on drilling and land payments. Hochschild decided not to tackle a bulk tonnage target with potentially large capital costs.

In 2002, Western Silver began actively drilling the Peñasquito Property. Glamis Gold Inc. acquired Western Silver on May 3, 2006. Goldcorp acquired Glamis in November 2006.

Geological Setting

The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,200 to 2,000-metre thick limestone sequence.

The two sierras in the area are separated in the western half of the district by the Mazapil Valley which is a synclinal valley underlain by the Upper Cretaceous Caracol Formation. The Caracol siltstone-sandstone section is generally flat lying in the valley with occasional small parasitic anticlines and drag folds along faults.

The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline. The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation, which in turn are overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales, calcareous siltstones and argillaceous limestones, overlies the Cuesta del Cura limestone. Upper Cretaceous Period rocks of the Caracol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation. These rocks dominate the geology in the Peñasquito Mine area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition. The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 million years in age.

Deposit Types

Both the Caracol sediments and the granodiorite are believed to have been intruded along the western and southern margins of the granodiorite by one or two quartz-feldspar porphyry stocks. The porphyry stocks did not reach surface but are at depth. They are represented at the bedrock surface by two hydrothermal diatreme breccia pipes, the Azul and Outcrop breccia pipes. There was a single outcrop of silicified breccia of the Outcrop breccia, the Peñasco. That outcrop has now been mined out by the active mining operation.

Both breccia pipes are believed to have erupted and breached the surface. Their eruption craters and ejecta aprons have since been eroded away, and the current bedrock surface at Peñasquito is estimated to be on the order of 50-75 meters below the paleo-eruption surface. Both of the breccia pipes sit within a hydrothermal alteration shell of propylitic alteration that has largely been overprinted by weak phyllic alteration that intensifies at depth.

Mineralization

Sulphide mineralization occurs in the Chile Colorado deposit, in the Peñasco deposit hosted in the outcrop breccia, in the Luna Azul and Northeast Azul deposits hosted in the Azul Breccia, and at other smaller targets on the Peñasquito Mine.

The Peñasco deposit is in the east half of the outcrop breccia directly above the projected throat of the breccia pipe. In plan view, it is ovoid in shape, at least 1,000 metres wide in an east direction and 900 metres long in a north direction, and has formed around a complex series of small quartz-porphyry stocks and dikes with some felsite dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite-galena-argentite, other unidentified silver sulfosalts, minor tetrahedrite-polybasite and common gangue of calcite-rhodochrosite-quartz-fluorite.

The intrusive rocks themselves are also often mineralized. Mineralization also extends upwards along the north and south contacts of the outcrop breccia. At the south contract, it extends upwards in the mixed clast breccia adjacent to the northwest faults that cut the breccia pipe. The most common mineral host is the intrusive hydrothermal breccia. This breccia is the dominant rock below the 1,600 metre level. It also is widely distributed as a halo around the porphyry stocks and dikes. The porphyry often appears to brecciate into the intrusive hydrothermal breccia as it passes upwards. Mineralization is present in the upper mixed clast breccia along the south contact, the quartz-feldspar porphyry intrusive breccia and, to a lesser extent, the quartz-porphyry dikes. The felsite dikes are at times also good mineral hosts.

The Chile Colorado silver-zinc-lead mineralization normally occurs as both veining and narrow fracture filling, hosted in weakly silicified sandstone, siltstone or shale. The mineralization has been interpreted to represent stockworks, localized by a north-south trending fracture zone, extending south from the Azul diatreme.

Sphalerite and galena associated with carbonate and pyrite occur locally as massive veins. Pyrite, sphalerite and galena often occur as discrete crystals and disseminations within sandstone and siltstone units surrounding the diatremes. Late-stage carbonates and pyrite fracture fillings occur throughout the Caracol sedimentary sequence distal to the primary mineralized zones at Peñasquito.

Exploration

Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito claim groups between 1994 and 1997. The aeromagnetic survey of the region defined an 8 km x 4 km, N-S trending magnetic high centered roughly on the Outcrop Breccia. These surveys provided coverage of the area including the Peñasco zone and confirmed the area as a suitable target for drilling.

In 2004, Western Silver initiated additional CSAMT and IP surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Peñasquito Mine area now provides a detailed electric cross-section that images changes in geology, and appears to identify specific targets of interest.

Kennecott completed an extensive rapid air blast (RAB) drilling campaign across much the Peñasquito Mine area after the discovery of the Chile Colorado deposit. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies. Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Peñasco zone breccia pipe. The geochemical survey results indicated that further exploration was warranted in this area. Exploration drilling results have subsequently confirmed significant mineralization in the Peñasco zone.

Exploration has continued uninterrupted since 2002. Between one and nine exploration drill rigs have been on site at any given time since then. Drill data up to and including hole GP-594 (for which final assays were received on November 28, 2008) have been used to estimate the mineral resources of this report. To the date of this resource estimate, 969 drillholes totalling 528,748 meters have been drilled. A total of 801 drillholes within the mineralized zone were selected for geological modeling and mineral resource estimation. Tables 13-1 to 13-3 provide more detail.

Drilling

Drilling at the Peñasquito Property has focused on the exploration of three principal areas: Chile Colorado, Azul (Azul Breccia, Azul NE and Luna Azul) and Peñasco including El Sotol adjacent to Peñasco. Work for the latest resource and reserve update concentrated on in-fill exploration drilling of the Peñasco and Azul zones.

The Peñasquito Property has been drilled by different operators over several campaigns and phases beginning in 1995 under Minera Kennecott S.A. de C.V.

All drillholes have been downhole surveyed except the 51 Western Silver reverse circulation holes and 11 of the 71 Kennecott holes. The unsurveyed holes represent 6% of the database. Collar coordinates are measured by a third party professional surveyor or a qualified mine surveyor.

Sampling, Analysis, Security and Data Verification

Due to the alluvial cover, the vast majority of resource sampling at the Peñasquito Mine has been done using diamond core drilling with minor (6%) of drilling being reverse circulation. Most diamond drilling is HQ size core, but narrowing to NQ diameter at depth in the longer holes. Drill hole spacing is generally on 50 metre centres in the main deposits spreading out to 400 metre spaced holes in the condemnation zones. Drilling covers an area approximately 8,000 metres east-west by 4,500 metres north-south with the majority of holes concentrated in an area 2,100 metres east-west by 2,800 metres north-south.

Minera Peñasquito samples drill holes from bedrock to final depth (not all samples are submitted for assay particularly in condemnation areas). The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries and are less than 2.0 metres in length. A senior Goldcorp geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention in veined areas was taken to ensure representative splits were made perpendicular and not parallel to veins.

Geological logging is very detailed and follows the geological legend on a regional scale. Once the core has been measured, marked, photographed, and logged geotechnically and geologically, the core boxes are brought to the diamond saw cutting stations located at the project site. The core is sawed in half by Goldcorp employees. One-half of every sample is placed into a heavy plastic bag that the splitter’s helper has previously marked with the drill hole and sample number and the sample tag has been inserted into the plastic bag.

Standard reference material samples and blanks are inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of onestandard reference sample for every 20 samples for drilling phases up to 17 and for drill phase 18, one Peñasquito standard (prepared by METCON Research of Tuscon, Arizona) for every 30 samples and one blank sample of limestone for every 50 samples.

For check assaying, every 40th pulp is selected by ALS Chemex and shipped to Acme Labs (Vancouver) for re-assay. Also for check assaying, every 50th assay prep coarse reject is selected. ALS Chemex prepares a new pulp of each, and completes a set of analyses (in Vancouver) using the same procedures and methods as in the original assays.

The plastic bags are placed into large sacks and a Minera Peñasquito truck transports the sacks to the ALS Chemex laboratories in Guadalajara approximately once per week. Here the samples are prepped and pulped. Pulps are sent to ALS Chemex labs in Vancouver where they are assayed and checked. At present, ALS Chemex is Minera Peñasquito’s primary assay lab. Check samples are sent to Acme Labs of Vancouver.

The sample preparation procedures on site prior to shipment to the laboratory have been independently reviewed and deemed secure and adequate.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Peñasquito Mine as of December 31, 2008:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

	Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Mill	Proven	140.30	33.9	152.9
	Probable	111.93	25.2	90.5
	Proven + Probable	252.23	30.0	243.4

Heap Leach	Proven	14.45	18.4	8.6
	Probable	31.16	9.4	9.4
	Proven + Probable	45.61	12.3	18.0

______________________

(1)

The Mineral Reserves for the Peñasquito Mine set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, MMSA, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(2)	The Mineral Reserves have been calculated using an assumed silver price of $12.00 per ounce.
(3)

The Proven and Probable Reserves have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the Mineral Reserves metals prices set forth above. These cut-off grades are: $4.90 NSR for Peñasco-Azul sulphide feed and $5.40 NSR for Chile

Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cut-off of $0.90 for Peñasco-Azul and at $0.95 for Chile Colorado.

(4)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(5)	Numbers may not add up due to rounding.
(6)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

The following table sets forth the estimated Mineral Resources for the Peñasquito Mine as of December 31, 2008:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(Excluding Proven and Probable Mineral Reserves)

	Category	Tonnes (millions)	Silver Grade (grams per tonne)	Contained Silver (millions of ounces)

Mill	Measured	27.81	18.5	16.5
	Indicated	125.93	18.4	74.5
	Measured + Indicated	153.74	18.4	91.0
	Inferred	176.40	17.0	96.2

Heap Leach	Measured	1.44	4.1	0.2
	Indicated	7.60	5.0	1.2
	Measured + Indicated	9.04	4.9	1.4
	Inferred	9.91	7.9	2.5

______________________

(1)

The Mineral Resources for the Peñasquito Mine set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, MMSA, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.

(2)	The Mineral Resources have been calculated using an assumed silver price of $14.00 per ounce.
(3)

The Measured and Indicated Resources have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the long-term Mineral Resource metals prices set forth above. These cut-off grades are $4.90 NSR for Peñasco-Azul sulphide feed and $5.40 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cut-off of $0.90 for Peñasco-Azul and at $0.95 for Chile Colorado.

(4)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.
(6)

Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Mining Operations

The mine plan will provide sulphide ore to a mill flotation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. Both concentrates will have gold and silver credits. Likewise, the mine plan will provide oxide and mixed ores to a heap leach operation that will produce a silver and gold doré.

The mine plan provides for a combined production schedule for both sulphide and oxide ores from both the Peñasco and Chile Colorado zones. Commercial sulphide production is scheduled for 22 years. Pre-stripping started in the Peñasco pit in 2007. The Peñasco pit will provide the only sulphide mill feed through 2017 and will continue to provide mill feed through 2028. Waste stripping will begin in Chile Colorado in 2018 and sulphide ore will be mined during 2018 through 2031. The sulphide mill feed will be from both pits during 2018 and 2028.

Midway through 2009, sufficient sulphide ore will be available such that the mill operation can begin under a six month start-up and commissioning mode. Commercial mill production is scheduled to begin in 2010 and is planned to continue through 2031 at an annual mining rate of 46.8 million tonnes of sulphide ore per year. The total material mined per year will increase over the first four years to peak at 216.0 million tonnes per year (617,000 tonnes per day). The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet.

Based on cash flow estimates in the Peñasquito Report, the payback of the initial capital investment in the Peñasquito Mine will be realized in 7.1 years and a milling mine life of 23 years.

  Major mining equipment requirements have been determined on the basis of a two shift per day basis for seven days per week to a total of 350 days per year (assuming ten holidays and five shut down days for weather or other reasons). The mine will operate a total of 700 shifts per year with four mining crews working on a four on and four off rotation.

Mining equipment includes three front-end loaders, four electric shovels, 44 290-tonne haul trucks and other auxiliary equipment. Drilling is performed with PV351rotary drills. Maintenance of mine equipment is covered by two MARC contracts.

Mineral Processing and Metallurgical Testing

Metallurgical tests have revealed that process plant recoveries in the Peñasco and Chile Colorado/Azul pits correlate with four basic lithologic categories: breccia, intrusive, north sediments and south sediments. Tests have further revealed that these four categories should each be further subdivided into normal lead and low lead categories (where low lead is defined as less than 0.10% lead content).

Numerous metallurgical test programs have been completed. The majority of this work consisted of flotation testing and mineralogical studies, particularly on material representing the sulphide plant mill feed for the first five years and on ore types which showed opportunity for improved metal recovery. Results of the recent testing has provided for improved metal recovery assumptions in what is termed low lead material (less than 0.10% lead content) as well as revised recovery assumptions in the sediment (Caracol) lithology.

Mineralized material containing gold, silver, lead and zinc will be mined and processed utlizing conventional semi-autogenous grinding mill/ball milling with metal recovery through a flotation process. A lead and a zinc concentrate will be shipped off site to smelters.

The Peñasquito Mine is being built to initially process a nominal 25,000 metric tonnes per day of oxide ore and 50,000 tonnes per day of sulphide ore. Over the first three years of operation, continued construction and expansion of the sulphide plant will provide for a rate increase to a nominal 130,000 tonnes per day.

Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. As of December 31, 2008, a total of 9.5 million tonnes of ore with an average grade of 0.264 grams per tonne of gold were placed on the leach pad. An additional 0.55 million tonnes of sulphide ore with an average grade of 0.194 grams per tonne of gold, 26.78 grams per tonne of silver, 0.49% lead and 0.31% zinc were stockpiled. A total of 58.2 million tonnes of waste were mined from the Peñasco pit.

A total of 22,417 ounces of gold and 1,354,843 ounces of silver were produced at Minera Peñasquito in 2008 which represents an average recovery of 27.8% of the total gold ounces and 12.7% of silver ounces placed on the leach pad.

Construction of the sulfide circuit continued throughout 2008 with engineering 78% completed and 84% of the initial capital costs spent or committed. The first line of the mill flotation plant is expected to reach mechanical completion in mid 2009 with a ramp-up schedule of 15 months to reach full capacity.

Markets and Contracts for Sale

The markets for the lead and zinc concentrates from Peñasquito are worldwide with smelters both within Mexico and overseas being likely customers. The overseas smelters are located in Asia, North America and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms, and smelter treatment and refining charges for both the lead and zinc concentrate represent “typical” terms for the market.

Smelting, refining and transportation costs are based on information published in industry research reports as well as information obtained by companies active in both the lead and zinc markets. They represent a forecast of terms based on an average of typical terms with due consideration for projected supply and demand over the foreseeable future. Transportation cost and port charges in-country have been determined based on a survey of transportation companies and other users. They represent current costs. Ocean freight charges are projected future costs based on historical averages and projected supply and demand.

All contracts are within industry norms. No hedging or forward sales contracts have been entered into. On July 24, 2007, Goldcorp and the Corporation entered into a transaction whereby the Corporation acquired 25% of the silver produced from the Peñasquito Mine for the life of mine, for an upfront cash payment of $485 million. The Corporation will pay Goldcorp a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract. Goldcorp has provided a completion guarantee to the Corporation that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

Environmental Permitting

Goldcorp has received all permits required for mine and mill construction of a 150,000 metric tonnes per day (planned at 130,000 tonnes per day) mill operation for the Peñasquito Mine. For the most part, federal laws regulate mining in Mexico, but there are some project components subject to state or local approval. The Secretary of Environment and Natural Resources (“SEMARNET”) is the chief agency regulating environmental matters in Mexico. The three SEMARNAT permits needed to begin mine construction, the Environmental Impact Assessment (“EIA”), the Risk Study and the Land Use Change have been obtained. The approvals granted include the primary project EIA and the high voltage transmission line EIA. A land use license from the municipality of Mazapil, an archaeological release letter from the National Institute of Anthropology & History and an explosives permit from the National Secretary of Defence have been obtained.

Taxes

The Peñasquito Report calculates taxes on a project basis in accordance with published Mexican taxation legislation effective in 2007. In the Peñasquito Report, income tax was calculated at a rate of 28% of taxable income after 2007 and an allowance for employee profit sharing was been included. Based on this analysis, total federal income tax paid over the life of the mine is anticipated to be in excess of $1.7 billion.

DIVIDENDS

The Corporation currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Corporation’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Corporation has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 24, 2009, 287,504,368 (Common Shares and no Preference Shares are issued and outstanding).

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Corporation’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2008	19.00	15.10	46,831,546
February 2008	17.37	14.41	111,944,038
March 2008	19.30	15.75	63,853,863
April 2008	17.70	12.86	52,717,031
May 2008	15.24	12.90	47,148,706
June 2008	15.20	12.72	31,606,305
July 2008	16.00	13.02	36,734,681
August 2008	13.50	10.17	29,049,881
September 2008	11.62	8.22	43,287,354
October 2008	9.18	3.30	45,197,044
November 2008	5.27	3.07	41,839,629
December 2008	8.09	3.68	48,047,649

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2008 was C$8.00 and on March 24, 2009 was C$10.24.

Warrants

The common share purchase warrants (the “Warrants”) of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$4.00 until August 5, 2009) are listed and posted for trading on the TSX under the symbol “SLW.WT”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2008	3.00	2.22	9,934,637
February 2008	2.68	2.10	2,322,493
March 2008	3.05	2.36	2,428,546
April 2008	2.73	1.79	1,998,631
May 2008	2.26	1.79	4,820,164
June 2008	2.30	1.84	17,569,490
July 2008	2.50	1.89	1,392,842
August 2008	1.90	1.31	2,292,690
September 2008	1.55	0.90	2,166,955
October 2008	1.20	0.30	1,460,227
November 2008	0.46	0.28	399,042
December 2008	0.84	0.31	1,071,200

The price of the Warrants as quoted by the TSX at the close of business on December 31, 2008 was C$0.84 and on March 24, 2009 was C$1.23.

Series A Warrants

The Series A common share purchase warrants (the “Series A Warrants”) of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$5.50 until November 30, 2009) are listed and posted for trading on the TSX under the symbol “SLW.WT.A”. The following table sets forth information relating to the trading of the Series A Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2008	2.69	1.99	6,231,156
February 2008	2.41	1.83	822,271
March 2008	2.75	2.08	1,047,029
April 2008	2.49	1.54	664,656
May 20 08	2.02	1.58	2,365,675
June 2008	2.10	1.63	2,172,245
July 2008	2.26	1.69	286,121
August 2008	1.74	1.09	815,916
September 2008	1.50	0.65	460,461
October 2008	1.08	0.11	102,965
November 2008	0.75	0.30	38,860
December 2008	0.70	0.30	97,370

The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2008 was C$0.59 and on March 24, 2009 was C$0.91.

Series B Warrants

The Series B common share purchase warrants (the “Series B Warrants”) of the Corporation (each of which is exercisable to acquire one Common Share at a price of C$10.00 until December 22, 2010) are listed and posted for trading on the TSX under the symbol “SLW.WT.B”. The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2008	10.11	7.50	380,653
February 2008	9.66	7.25	152,033
March 2008	10.65	8.50	262,152
April 2008	9.98	6.60	98,324
May 2008	9.00	7.10	51,910
June 2008	9.08	7.07	34,494
July 2008	9.00	7.10	54,343
August 2008	7.65	4.75	113,083
September 2008	6.00	3.05	173,064
October 2008	3.85	1.03	182,137
November 2008	2.85	1.26	160,186
December 2008	3.68	1.36	158,499

The price of the Series B Warrants as quoted by the TSX at the close of business on December 31, 2008 was C$3.60 and on March 24, 2009 was C$4.50.

U.S. Dollar Warrants

The U.S. dollar common share purchase warrants (the “U.S. Dollar Warrants”) of the Corporation (each of which is exercisable to acquire one Common Share at a price of $20.00 until September 5, 2013) are listed and posted for trading on the TSX under the symbol “SLW.WT.U”. The following table sets forth information relating to the trading of the U.S. Dollar Warrants on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume

September 2008 (1)	3.49	2.00	72,253
October 2008	3.00	0.58	60,123
November 2008	2.00	0.90	23,838
December 2008	1.98	1.30	127,315

______________________

(1)	The U.S. Dollar Warrants commenced trading on the TSX on September 18, 2008.

The price of the U.S. Dollar Warrants as quoted by the TSX at the close of business on December 31, 2008 was $1.60 and on March 24, 2009 was $1.74.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Eduardo Luna
Mexico City, Mexico	Chairman of the Board and Director since December 2004 (5)	Chairman of the Board of Silver Wheaton

Peter D. Barnes
British Columbia, Canada	President, Chief Executive Officer and Director since April 2006 (5)	President and Chief Executive Officer of Silver Wheaton

Lawrence I. Bell (1)
British Columbia, Canada	Director since April 2006 (5)	Chairman of Canada Line (Rapid Transit) Project

John A. Brough (1)(3)
Ontario, Canada	Director since October 2004 (5)	Corporate Director

R. Peter Gillin (1)(2)(3)
Ontario, Canada	Director since October 2004 (5)	Corporate Director

Douglas M. Holtby (2)
British Columbia, Canada	Director since April 2006 (5)	Vice Chairman and Lead Director of Goldcorp (a mining company) and President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)

Wade D. Nesmith (2)(3)(4)
British Columbia, Canada	Director since October 2004 (5)	Associate Counsel (Lang Michener LLP)

Gary D. Brown
British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Silver Wheaton

Randy V. J. Smallwood
British Columbia, Canada	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development of Silver Wheaton

Curt D. Bernardi
British Columbia, Canada	Vice President, Legal and Corporate Secretary	Vice President, Legal and Corporate Secretary of Silver Wheaton

______________________

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Lead Director.
(5)	Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Corporation’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

Eduardo Luna – Chairman of the Board and Director. Mr. Luna has been Chairman of the Corporation since October 2004 (and was Interim Chief Executive Officer of the Corporation from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V.  from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from

Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Peter D. Barnes – President, Chief Executive Officer and Director. Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton. He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River from February 2003 and Chief Financial Officer of Wheaton River from July 2003. Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director. Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited and Goldcorp and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund, a director of Quadra Mining Ltd. and a director of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.  Mr. Bough is a membr of the Institute of Corporate Directors.

R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to December 2008.  Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. (a private company).  From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc.  From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited. He is a Chartered Financial Analyst.  He is also a graduate of the Institute of Corporate Directors - Director Eduction Program at the Univesity of Toronto, Rotman School of Management.

Douglas M. Holtby – Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of a private investment company, Arbutus Road Investments Inc. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President  of  Allarcom  Limited  and,  from 1982 to 1989,  he was President  and a shareholder  of Allarcom  Pay

Television Limited. Mr. Holtby is a Fellow Chartered Accountant and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Wade D. Nesmith – Lead Director. Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004. He is Chairman of Geovic Mining Corp. and Selwyn Resources Corp., and Co-Chair and Chief Executive Officer of Mala Noche Resources Corp. Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

Gary D. Brown – Chief Financial Officer. Mr. Brown is currently the Chief Financial Officer of Silver Wheaton having joined the Corporation in June of 2008. Prior to Silver Wheaton, he was the Chief Financial Officer of TIR Systems Ltd. from September 2005 to July 2007. He has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings almost 20 years of experience as a finance professional and holds professional designations as a Chartered Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo.

Randy V. J. Smallwood – Executive Vice President, Corporate Development. Mr. Smallwood holds a geological engineering degree from the University of British Columbia. He was previously Director of Project Development for Wheaton River from 1993 through its merger with Goldcorp and until 2007. He has been instrumental in building Wheaton River, Goldcorp and Silver Wheaton over a five year period of acquisitions. Prior to joining Wheaton River, Mr. Smallwood worked with Homestake Mining Company, Teck Corp. and Westmin Resources.

Curt D. Bernardi – Vice President, Legal and Corporate Secretary. Mr. Bernardi has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

As at March 24, 2009, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 461,802 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than Mr. Brough who is a director of a mining company that was subject to a management cease trade order against the directors and officers of the mining company from April 2005 to February 2006 in connection with such company’s failure to file audited financial statements for the year ended December 31, 2004.  The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill.  When the SEC accepted the mining company's proposed treatment, the mining company made its filings, and the cease trade orders were revoked.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Wade D. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005, and (b) R. Peter Gillin who was the Chairman and Chief Executive Officer of Tahera Diamond Corporation when it announced on January 16, 2008 that it had obtained an order from the Ontario Superior Court of Justice granting Tahera Diamond Corporation protection pursuant to the provisions of the Companies’ Creditors Arrangement Act; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. See “Description of the Business — Risk Factors — Conflicts of Interest” and “Interest of Management and Others in Material Transactions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2006, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin Silver Purchase Contract, as described elsewhere in this annual information form. As a result of this transaction, the Corporation issued 18 million Common Shares and paid $20 million to Goldcorp. In addition, in September 2006, in connection with Goldcorp’s acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from Goldcorp’s Peñasquito gold project in Mexico for so long as Goldcorp held at least 20% of the Common Shares. This right expired in February 2008 when Goldcorp sold all of its Common Shares. Eduardo Luna, Executive Vice President of Goldcorp at the time of completion of this transaction, is Chairman of the board of directors of the Corporation and each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Corporation and Goldcorp.

In July 2007, the Corporation completed the purchase from Goldcorp of 25% of the life of mine silver production from the Peñasquito Mine for a cash payment of $485 million. Eduardo Luna, Executive Vice President of Goldcorp at the time of completion of this transaction, is Chairman of the board of directors of the Corporation and each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Corporation and Goldcorp.

In December 2006, Goldcorp sold 18 million Common Shares pursuant to a public offering for gross proceeds to Goldcorp of approximately C$217.9 million. In February 2008, Goldcorp sold its remaining 108 million Common Shares pursuant to a public offering for gross proceeds to Goldcorp of C$1.566 billion. Goldcorp is no longer a shareholder of Silver Wheaton. Each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Corporation and Goldcorp.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company (“CIBC Mellon”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants, the Series A Warrants, the Series B Warrants and the U.S. Dollar Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the year ended December 31, 2008 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Luismin Silver Purchase Contract, as amended, referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

2.	The Yauliyacu Silver Purchase Contract referred to under the heading “General Development of the Business – Yauliyacu Transaction” in this annual information form;

3.	The Peñasquito Silver Purchase Contract referred to under the heading “General Development of the Business – Peñasquito Transaction” in this annual information form; and

4.	The $600 million credit facility dated as of July 20, 2007, as amended, between the Corporation and the lenders; and

5.

The Acquisition Agreement dated as of March 11, 2009 between the Corporation and Silverstone Resources Corp. referred to under the heading “General Development of the Business – Acquisition of Silverstone Resources Corp.” in this annual information form.

Each of such contracts is available on SEDAR at www.sedar.com under the Corporation’s profile.

INTERESTS OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Corporation’s mineral properties set out opposite their name(s) and contained in this annual information form:

Mineral Property	Qualified Person(s)

Luismin Mines

Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, S.A. de C.V. Velasquez Spring, P.Eng., Senior Geologist at Watts, Griffis and McOuat Limited Gordon Watts, P.Eng., Senior Associate Mineral Economist at Watts, Griffis and McOuat Limited

Yauliyacu Mine	Neil Burns, M.Sc., P.Geo., Director of Geology, Silver Wheaton Corp. Samuel Mah, M.A.Sc., P.Eng., Director of Engineering, Silver Wheaton Corp.

Peñasquito Mine	Robert H. Bryson, MMSA, Vice President, Engineering at Goldcorp Inc.

San Martin Mine	Velasquez Spring, P.Eng., Senior Geologist at Watts, Griffis and McOuat Limited

Los Filos Mine	Reynaldo Rivera, MAusIMM, Vice President, Exploration at Luismin, S.A. de C.V.

Zinkgruvan Mine	Lars Malmström, Chief Geologist at Zinkgruvan Per Hedström, Senior Geologist at Zinkgruvan

Stratoni Mine	Patrick Forward, General Manager, Exploration at European Goldfields Limited

Mineral Park Mine	Gary Simmerman, FAusIMM, Vice President Engineering and Mine Manager at Mercator Minerals Ltd.

La Negra Mine

Thomas C. Stubens, M.A.Sc., P.Eng., Senior Geologist at Wardrop Engineering Inc.

Barnard Foo, P.Eng., M.Eng., Senior Mining Engineer at Wardrop Engineering Inc.

Ronald G. Simpson, P.Geo., President of GeoSIM Services Inc.

Campo Morado Mine

Stephen J. Godden, F.I.M.M.M., C.Eng., Mining Consultant and Director of S. Godden & Associates Ltd.

Peter Taggart, P.Eng., Principal of P. Taggart & Associates Ltd.

David Gaunt, P.Geo.

Qingping Deng, Ph.D., C.P.Geol., Vice President and Global Director of Ore Reserves and Mining Planning at Behre Dolbear & Company (USA), Inc.

Keno Hill Project

G. David Keller, P.Geo., Principal Resource Geologist at SRK Consulting

Gordon Doerksen, P. Eng., Principal Consultant - Mining at SRK Consulting

Josef Sedlacek, P. Eng., Principal Consultant at SRK Consulting

Hassan Ghaffari, P. Eng., Manager of Metallurgy at Wardrop Engineering Inc.

Diane Lister, P. Eng., Consulting Environmental Engineer and Principal, Altura Environmental Consulting

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s material mineral projects contained in this annual information form has been derived:

1.

Luismin Mines — Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report in accordance with NI 43-101 entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2008 for Silver Wheaton Corp.” dated January 30, 2009.

2.

Yauliyacu Mine — Neil Burns, M.Sc., P.Geo., Director of Geology at the Corporation, and Samuel Mah, M.A.Sc., P.Eng., Director of Engineering at the Corporation, prepared a report in accordance with NI 43-101 entitled “Resource and Reserve Update Yauliyacu Mine, Perú” dated March 25, 2009.

3.	Peñasquito Mine — Robert H. Bryson, MMSA, Vice President, Engineering of Goldcorp, Fred H. Brown, CPG, Independent Geological Consultant, Reynaldo Rivera, MAusIMM, Vice President, Exploration

of Luismin, and Murray (Guy) Butcher, AusIMM, Group Metallurgist of Goldcorp, prepared a report in accordance with NI 43-101 entitled “Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México, Readdressed to Silver Wheaton Corp.” dated March 10, 2009.

Each of such reports are available on SEDAR at www.sedar.com under the Corporation’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – Luismin Mines, Mexico, -- Yauliyacu Mine, Perú, – Peñasquito Mine, Mexico”, respectively.

The aforementioned firms or persons held either less than 1% or no securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or estimates. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Deloitte & Touche LLP is the auditor of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are John A. Brough (Chairman), Lawrence I. Bell and R. Peter Gillin. Each of Messrs. Brough, Bell and Gillin are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Corporation’s Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation.

The Audit Committee met six times in 2008. Each of Messrs. Brough, Bell and Gillin were present at all six meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John A. Brough – Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee and

Lead Director of First National Financial Income Fund, a director of Quadra Mining Ltd. and a director of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.  Mr. Brough is a member of The Institute of Corporate Directors.

Lawrence I. Bell – Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited and Goldcorp and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

R. Peter Gillin – Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. (a private company).  From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc.  From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited. He is a Chartered Financial Analyst.  He is also a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s external auditors for the year ended December 31, 2008 were C$635,500 (year ended December 31, 2007 – C$296,000).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s external auditors for the year ended December 31, 2008 were C$3,500 (year ended December 31, 2007 – C$Nil).

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the year ended December 31, 2008 were C$17,000 (year ended December 31, 2007 – C$169,100).

All Other Fees

The aggregate fees in respect of all other matters billed by the Corporation’s external auditors for the year ended December 31, 2008 were C$Nil (year ended December 31, 2007 – C$Nil).

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation’s annual and special meeting of shareholders scheduled to be held on May 21, 2009 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2008.

SCHEDULE “A”

SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall operate under the guidelines applicable to all Board committees.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as a member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.	If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.	Documents/Reports Review

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

the aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

v)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)	Review the relationship of non-audit fees to audit fees paid to the independent Auditor to ensure that auditor independence is maintained.

vii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)

Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiii)	Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.	Financial Reporting Processes

i)	In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G.	Process Improvement

i)

Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

H.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

I.	Risk Management

i)

Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee may, from time to time, engage and set the compensation for outside consultants, advisors or other resources with the approval of the Board Chair in consultation with the CEO.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

v)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vi)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

APPENDIX ONE TO SCHEDULE “A”

SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;
b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and
e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d)	other relevant experience